SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                              WHITTIER ENERGY CORP.

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   966785107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 June 15, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.966785107                13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
     54-1873198
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     VIRGINIA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,688,180**
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,376,360***
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,688,180**
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,376,360***
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,376,300***

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.46%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Based upon beneficial ownership of 89,606 shares of Series A Automatically Convertible Preferred Stock, each share of which is convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

***  Based  upon   beneficial   ownership  of  179,212   shares  of  Series  A
     Automatically   Convertible   Preferred  Stock,  each  share  of  which  is
     convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

CUSIP No. 966785107                13G


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FRIEDMAN, BILLINGS, RAMSEY & C0., INC.
     52-1630477
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,688,180**
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,688,180**
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,688,180**

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.23%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Based upon beneficial ownership of 89,606 shares of Series A Automatically Convertible Preferred Stock, each share of which is convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

CUSIP No. 966785107                     13G



Item 1(a).  Name of Issuer:

            WHITTIER ENERGY CORP.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3355 West Alabama Street
            Suite 950
            Houston, TX 77098
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            1001 19th Street North
            Arlington, VA 22209
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Virginia

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Stock

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            966785107

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [X]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 966785107                  13G


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          5,376,360**
          ______________________________________________________________________

     (b)  Percent of class:

          14.46%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 2,688,180*,


          (ii)  Shared power to vote or to direct the vote: 5,376,360**,


          (iii) Sole power to dispose or to direct the disposition of:
                2,688,180*,


          (iv)  Shared power to dispose or to direct the disposition of:
                5,376,360.**

     * Based upon beneficial ownership of 89,606 shares of Series A Automatically Convertible Preferred Stock, each share of which is convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

     ** Based upon beneficial ownership of 179,212 shares of Series A Automatically Convertible Preferred Stock, each share of which is convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.



         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.



         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

         Friedman, Billings, Ramsey Group, Inc. (2,688,180 Shares)* Friedman, Billings, Ramsey & Co., Inc. (2,688,180 Shares)*

     * Based upon beneficial ownership of 89,606 shares of Series A Automatically Convertible Preferred Stock, each share of which is convertible into 30 shares of common stock at the option of the holder without payment of any additional consideration.

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.



          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   June 24, 2005
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Eric F. Billings
                                        ----------------------------------------
                                                      (Signature)


                                                   Eric F. Billings
                                            Chairman & Chief Executive Officer
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).